UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-41798

SIMPPLE LTD.

(Registrant’s Name)

Block G #01-00 BCA Braddell Campus, 200 Braddell Road

Singapore 579700

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit Number	Description

99.1	Interim Unaudited Condensed Consolidated Financial Statements for the six months ended June 30 2025 and 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: October 30, 2026	By:	/s/ Kelvin Lee
	Name:	Kelvin Lee
	Title:	Executive Chairman and Director

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